CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,010,000	$215.07

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $540,257.51 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $215.07 offset against the registration fee due for this offering and of which $540,042.44 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 232 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 40-I dated August 29, 2006	Registration Statement No. 333-130051 Dated December 6, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,010,000 Lesser Index Buffered Return Enhanced Notes Linked to the TOPIX® Index and the Nikkei 225 Index due December 11, 2008

General

  The notes are designed for investors who seek an enhanced return on any appreciation of the Lesser Performing Index up to a maximum total return on the notes of 45.00% at maturity. Investors should be willing to forgo interest and dividend payments and be willing to lose up to 90% of their principal if the Lesser Performing Index declines.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 11, 2008†.
  Payment is linked to the TOPIX® Index and the Nikkei 225 Index as described below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on December 6, 2006 and are expected to settle on or about December 11, 2006.

Key Terms

Indices:	The TOPIX® Index and the Nikkei 225 Index (each an “Index” and, together, the “Indices”)
Upside Leverage Factor:	3
Buffer Amount:	10%, which results in a minimum payment at maturity of $100 per $1,000 principal amount note.
Payment at Maturity:

If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Lesser Index Return multiplied by three, subject to a Maximum Total Return on the note of 45.00%. For example, if the Lesser Index Return is more than 15.00%, you will receive the Maximum Total Return on the note of 45.00%, which entitles you to the maximum payment of $1,450 for every $1,000 principal amount note that you hold. Accordingly, if the Lesser Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Lesser Index Return x 3)]

Your principal is protected against up to a 10% decline in the Lesser Performing Index at maturity. If the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Lesser Performing Index declines by more than 10%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Lesser Index Return + 10%)]
If the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Index Return:	For each Index, the Index Return will be calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date, December 6, 2006, which was 1615.17 for the TOPIX® Index and 16371.28 for the Nikkei 225 Index.
Ending Index Level:	For each Index, the Index closing level on the Observation Date.
Lesser Index Return:	The lower of the Index Return for the TOPIX® Index and the Index Return for the Nikkei 225 Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Observation Date:	December 8, 2008†
Maturity Date:	December 11, 2008†
CUSIP:	48123JLM9

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 40-I.

Investing in the Lesser Index Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 40-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$12.70	$987.30

Total	$2,010,000	$25,527	$1,984,473

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.70 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-25 of the accompanying product supplement no. 40-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $12.70 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 6, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 40-I dated August 29, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated December 5, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 40-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 40-I dated August 29, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206002438/e24677-print.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Lesser Index Return by three, up to the Maximum Total Return on the notes of 45.00%, or $1,450 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Index Level of the Lesser Performing Index, as compared to its Initial Index Starting Level, of up to 10%. If the Ending Index Level of the Lesser Performing Index declines by more than 10%, for every 1% decline beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION AMONG JAPANESE EQUITIES OF THE TOPIX® INDEX AND THE NIKKEI 225 INDEX — The return on the notes is linked to the performance of the TOPIX® Index and the Nikkei 225 Index. The component stocks of the TOPIX® Index consist of all common Japanese stocks listed on the First Section of the Tokyo Stock Exchange (the “TSE”) which have an accumulative length of listing of at least six months. The TOPIX® Index is a weighted index, the component stocks of which are reviewed and selected every six months, with the market price of each component stock multiplied by the number of shares listed. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the TSE. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan’s industrial structure. See “The Tokyo Stock Price (“TOPIX®“) Index” and “The Nikkei 225 Index” in the accompanying product supplement no. 40-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 40-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the IRS or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 40-I. Potential purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 40-I dated August 29, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Lesser Performing Index and will depend on whether, and the extent to which, the Lesser Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level of the Lesser Performing Index, as compared to its Initial Index Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note at maturity.
  YOUR RETURN ON THE NOTES WILL BE DETERMINED BY THE LESSER PERFORMING INDEX — Your return on the notes will be determined by the Lesser Performing Index. Therefore, your investment in the notes may not generate a positive return if the Ending Index Level of only one of the two Indices is above its respective Initial Index Level. For example, if the Ending Index Level of the TOPIX® Index is above its Initial Index Level, but the Ending Index Level of the Nikkei 225 Index is below its Initial Index Level, the payment at maturity would be determined based only on the Index Return of the Nikkei 225 Index. Under these circumstances, you would lose up to 90% of your investment in the notes because the Ending Index Level for the Nikkei 225 Index was below its Initial Index Level. The two Indices’ respective performances may not be correlated, and as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of the Japanese equities during the term of the notes.

JPMorgan Structured Investments — Lesser Index Buffered Return Enhanced Notes Linked to the TOPIX® Index and the Nikkei 225 Index	PS-1
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 45.00%, regardless of the appreciation in the Lesser Performing Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE ABLE AND WILLING TO HOLD YOUR NOTES TO MATURITY.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Indices are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either the TOPIX® Index or the Nikkei 225 Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of each Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the TOPIX® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally as well as in the markets of the securities composing the TOPIX® Index and the Nikkei 225 Index;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar and the yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Lesser Performing Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The following table assumes that the Index with the Lesser Index Return will be the TOPIX® Index. We make no representation or warranty as to which of the Indices will be the Index with the lesser return for purposes of calculating your return on the notes at maturity. The hypothetical total returns set forth below assume an Initial Index Level of 1600 and reflect the Maximum Total Return on the notes of 45.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Lesser Performing Index Ending Level	Index Return	Total Return

2880	80.00%	45.00%
2560	60.00%	45.00%
2400	50.00%	45.00%
2240	40.00%	45.00%
2080	30.00%	45.00%
1920	20.00%	45.00%
1840	15.00%	45.00%
1760	10.00%	30.00%
1680	5.00%	15.00%
1600	0.00%	0.00%
1520	-5.00%	0.00%
1440	-10.00%	0.00%
1360	-15.00%	-5.00%
1280	-20.00%	-10.00%
1120	-30.00%	-20.00%
960	-40.00%	-30.00%
800	-50.00%	-40.00%
640	-60.00%	-50.00%
480	-70.00%	-60.00%
320	-80.00%	-70.00%
160	-90.00%	-80.00%
0	-100.00%	-90.00%

JPMorgan Structured Investments — Lesser Index Buffered Return Enhanced Notes Linked to the TOPIX® Index and the Nikkei 225 Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from the Initial Index Level of 1600 to an Ending Index Level of 1680. Because the Lesser Performing Ending Index Level of 1680 is greater than its Initial Index Level of 1600 and the Lesser Index Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 45.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 3)] = $1,150

Example 2: The level of the Lesser Performing Index decreases from the Initial Index Level of 1600 to an Ending Index Level of 1440. Because the Lesser Performing Ending Index Level of 1440 is less than its Initial Index Level of 1600 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Lesser Performing Index increases from the Initial Index Level of 1600 to an Ending Index Level of 1920. Because the Index Return of 20% multiplied by 3 exceeds the Maximum Total Return of 45.00%, the investor receives a payment at maturity of $1,450 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Lesser Performing Index decreases from the Initial Index Level of 1600 to an Ending Index Level of 1280. Because the Ending Index Level of 1280 is less than the Initial Index Level of 1600 by more than the Buffer Amount of 10%, the Lesser Index Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%)] = $900

Example 5: The level of the Lesser Performing Index decreases from an Initial Index Level of 1600 to an Ending Index Level of 0.Because the Ending Index Level of 0 is less than the Initial Index Level of 1600 by more than the Buffer Amount of 10%, the Lesser Index Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the 10% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% +10%)] = $100

Historical Information

The following graphs set forth the historical performance of the TOPIX® Index based on the weekly TOPIX® Index closing level from January 5, 2001 through December 1, 2006, and the historical performance of the Nikkei 225 Index based on the weekly Nikkei 225 Index closing level from January 5, 2001 through December 1, 2006. The Index closing level of the TOPIX® Index on December 6, 2006 was 1615.17. The Index closing level of the Nikkei 225 Index on December 6, 2006 was 16371.28. We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the Observation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments — Lesser Index Buffered Return Enhanced Notes Linked to the TOPIX® Index and the Nikkei 225 Index	PS-3